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                          [FORM OF OPINION]                    EXHIBIT 8.2




________________, 2000

Board of Directors
SouthBanc Shares, Inc.
907 Main Street
Anderson, South Carolina 29621-5526

Gentlemen:

     This letter is in response to your request for our opinion with respect to the material federal income tax consequences of the proposed merger of Heritage Bancorp, Inc., a Delaware corporation ("Heritage"), with and into SouthBanc Shares, Inc., a Delaware corporation ("SouthBanc") (the "Merger"), pursuant to the Agreement and Plan of Merger, dated February 14, 2000, between SouthBanc and Heritage (the "Agreement"). Unless otherwise specified, the terms used herein are defined in the Registration Statement on Form S-4 (the "Registration Statement") initially filed by SouthBanc with the Securities and Exchange Commission (the "SEC") on __________, 2000, or the Agreement. For purposes of the opinions set forth below, we have relied, with the consent of both SouthBanc and Heritage, upon the accuracy and completeness of the factual statements and representations (which statements and representations we have neither investigated nor verified) contained in the letters dated as of ___________, 2000, of SouthBanc and Heritage.

     In connection with the proposed Merger, we understand and assume the following:

     (a) In accordance with the Delaware General Corporation Law, Heritage will merge with and into SouthBanc, and SouthBanc will be the surviving corporation;

     (b) Pursuant to the Merger, all of the assets of Heritage will, by operation of law, be transferred to SouthBanc and SouthBanc will assume all of Heritage's liabilities;

     (c) At the Effective Time, each outstanding share of Heritage Common Stock (other than shares held by SouthBanc) will cease to be outstanding and will be converted, at the election of the holder and subject to the provisions of the Agreement, into a right to receive either a number of shares of SouthBanc Common Stock, determined by reference to the Exchange Ratio, or an amount equal to the Cash Consideration;
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Board of Directors
SouthBanc Shares, Inc.
_______________, 2000
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     (d) At the Effective Time, each holder of Heritage Common Stock who otherwise would have been entitled to a fraction of a share of SouthBanc Common Stock will receive in lieu thereof a right to receive cash (without interest) equal to such fraction multiplied by the SouthBanc Price; and

     (e) SouthBanc will continue to conduct the historic business of Heritage or use a significant portion of Heritage's historic business assets in a business within the meaning of Treasury Regulation Section 1.368-1(d).

     In connection herewith, we have examined the Agreement, the Registration Statement (which contains a Joint Proxy Statement/Prospectus) and such other information as we have deemed relevant. As to questions of fact material to the opinions herein, we have relied upon representations of SouthBanc and Heritage as set forth in letters certified by their respective officers. We have assumed that such representations are true and that SouthBanc will act in accordance with the descriptions set forth in the Registration Statement. In addition, we have made such investigations of law as we have deemed appropriate to form a basis for the opinions expressed below.

     On the basis of the foregoing and subject to the conditions, qualifications and limitations set forth herein, we are of the opinion as of the date hereof that for federal income tax purposes:

     (a) The Merger will constitute a reorganization within the meaning of
         Section 368(a) of the Internal Revenue Code 1986, as amended
         (the "Code");

     (b) No gain or loss will be recognized by SouthBanc or Heritage as a result of the Merger;

     (c) No gain or loss will be recognized by the stockholders of Heritage who exchange all of their Heritage Common Stock solely for SouthBanc Common Stock, except with respect to cash received as part of the Merger Consideration or in lieu of a fractional share interest in SouthBanc Common Stock;

     (d) The tax basis of the SouthBanc Common Stock received by stockholders of Heritage who exchange all of their Heritage Common Stock solely for SouthBanc Common Stock in the Merger will be the same as the tax basis of the Heritage Common Stock surrendered in exchange therefor (reduced by any amount allocable to a fractional share interest for which cash is received and increased by any gain recognized on the exchange); and
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Board of Directors
SouthBanc Shares, Inc.
_______________, 2000
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     (e) The holding period of SouthBanc Common Stock received by each stockholder in the Merger will include the holding period of Heritage Common Stock exchanged therefor, provided that such stockholder held such Heritage Common Stock as a capital asset on the Effective Date.

     This opinion does not relate to or purport to cover any matters other than the ones expressly stated herein. The opinion expressed herein is limited to the material consequences of the Merger under current federal income tax law as of the date of this opinion letter. No opinion is expressed with respect to the federal income tax consequences of the Merger to stockholders subject to special treatment under federal income tax law. In addition, no opinion is expressed with respect to the tax consequences of the Merger under applicable foreign, state or local laws or under any federal tax laws other than those pertaining to the income tax. If any of the information on which we have relied is incorrect, or if changes in the relevant facts occur after the date hereof, our opinion could be affected thereby. Moreover, our opinion is based on the following federal income tax laws in effect as of the date of this opinion: the Code, applicable Treasury regulations promulgated thereunder, and Internal Revenue Service ("IRS") rulings, procedures, and other pronouncements published by IRS. These authorities are all subject to change, and such change may be made with retroactive effect, which may cause the federal income tax consequences stated herein to become substantially different. We assume no obligation to revise or supplement this opinion should the present federal income tax laws be changed by any legislation, judicial decisions, or otherwise.

     We can give no assurance that, after such change, our opinion would not be different. We undertake no responsibility to update or supplement our opinion. This opinion is not binding on the IRS or the courts, and there can be no assurance, and none is hereby given, that the IRS or the courts, will not take a position contrary to one or more of the positions reflected in the foregoing opinion, or that our opinion will be upheld by the courts if challenged by the IRS. Moreover, no rulings have been or will be sought from the IRS with respect to the transaction described herein. Accordingly, we cannot assure you that the IRS will not challenge the opinion expressed herein or that a court would not rule in favor of the IRS.

                              Very truly yours,



                              MALIZIA SPIDI & FISCH, PC